SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

January 19, 2003

TELIASONERA AB
 (Translation of registrant’s name into English)

Sturegatan 1, S-106 63 Stockholm, Sweden
(Address of principal executive offices)

0-30340

(Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 19, 2003	TELIASONERA AB

By: /s/ Jan Henrik Ahrnell

Vice President and Legal Counsel

Press Release
January 19, 2004

TeliaSonera Sweden taking over Fortum’s telecom customers

TeliaSonera Sweden has signed an agreement with Fortum Markets to take over Fortum’s voice and Internet customers on the Swedish market. Fortum has nearly 37,000 telecom customers and the transfer will take effect on February 16, 2004.

Fortum has decided to focus its operations on delivering energy and is therefore phasing out its telecom operations in Sweden. The company’s approximately 30,000 voice customers will automatically be transferred to Telia, but Fortum’s Internet customers will receive an offer from Telia and make their own choices.

“This is a good deal for the customers, for Fortum and for Telia. The customers will move over to Sweden’s leading telecom company and will receive various welcome offers. They will continue to make calls at great rates when they become Telia customers,” says Indra Åsander, head of TeliaSonera Sweden’s Consumer Segment.

The transfer of voice customers will take effect on February 16 and Fortum’s current agreements with its Internet customers will expire on April 8. Affected customers will be notified in writing by Fortum, and Telia will send a welcome letter with offers including the services Telia Fritid and Telia Favorit.

Additional press information is available from:
 Hans G Larsson, Press Manager, Consumer Segment, TeliaSonera Sverige AB, tel. 070-218 18 18

Forward-Looking Statements
 Statements made in the press release relating to future status or circumstances, including future performance and other trend projections, are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of September 2003, TeliaSonera had 11,558,000 mobile customers, 8,025,000 fixed voice customers and 1,555,000 Internet customers. TeliaSonera is listed on Stockholmsbörsen, Helsinki Exchanges and Nasdaq. Pro forma sales January-September 2003 totaled SEK 60.7 billion (EUR 6.8 billion) and the number of employees was 26,216.